MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and nine months ended September 30, 2022 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended September 30, 2022 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2021 (the “Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"); and (iii) our related 2021 annual MD&A (“Annual MD&A”).
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, “expected capital expenditures” and “expected synergies from Norbord acquisition”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. The information in this MD&A is as at October 26, 2022 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the U.S., the U.K. and Europe, manufacturing, selling, marketing and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), pulp, newsprint, wood chips and other residuals and renewable energy. Our business is comprised of 34 lumber mills, 15 OSB facilities, 6 renewable energy facilities, 5 pulp and paper mills, 3 plywood facilities, 3 MDF facilities, 2 particleboard facilities, 1 LVL facility, 1 treated wood facility, and 1 veneer facility.
Our goal at West Fraser is to generate strong financial results through the business cycle, relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a responsible, sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodities for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar, British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
West Fraser strives to make sustainability a central principle upon which our people operate, and we believe the Company’s renewable building materials that sequester carbon are a truly natural solution in the fight against climate change. There are numerous government initiatives and proposals globally to address climate-related issues. Within the jurisdictions of West Fraser’s operations, some of these initiatives would regulate, and do regulate and/or tax the production of carbon dioxide and other greenhouse gases to facilitate the reduction of carbon emissions, providing incentives to produce and use cleaner energy. In the first quarter of 2022, we joined the Science Based Targets Initiative (“SBTi”) demonstrating the Company’s commitment to sustainability leadership and contribution to global climate action, including setting specific science-based targets to achieve near-term greenhouse gas reductions across all our operations located in Canada, the U.S., the U.K. and Europe.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade debt rating, enables us to execute a balanced capital allocation strategy. Our goal is to reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
In North America, changes in new home construction activity in the U.S. are a significant driver of lumber and OSB demand. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts averaged 1.44 million units in September 2022, with permits issued averaging 1.56 million units. While there are near-term headwinds to new home construction, owing in large part to rising interest rates and the impact on housing affordability, low supply of existing homes for sale, lagging completions of new homes under construction and changes in home ownership trends stemming from the COVID-19 pandemic are offsetting factors that are expected to support longer-term core demand for home construction activity. However, should interest rates continue to rise or housing prices remain elevated, housing affordability may be impacted, which could reduce near-term demand for new home construction and thus near-term demand for our wood building products.
Demand for our products used in repair and remodelling applications remained robust in the third quarter. While there is risk of high inflation tempering consumer spending and near-term repair and remodelling demand, over the medium term an aging housing stock and durable work-from-home trends are expected to continue to drive renovation and repair spending that supports lumber, plywood and OSB demand.
B.C. Operating Plan
During Q3-22, we announced the permanent curtailment of approximately 170 million board feet of combined annual production at our Fraser Lake and Williams Lake sawmills and approximately 85 million square feet of plywood production at our Quesnel Plywood mill. The curtailments will be realized through the elimination of one shift at each facility and are necessary to better align our operating capacity with available timber and transportation availability.
Operations at Cariboo Pulp and Paper (“CPP”) mill will also be curtailed for 16 days beginning October 29, 2022 to better align CPP’s operating capacity with the available supply of wood chips. During this period, the cogeneration facility will continue to operate. When our operations resume later in November, production will be temporarily reduced from current levels.
Third Administrative Review (“AR3”) Duty Rates
On August 4, 2022, the USDOC issued its final duty rates for the AR3 POI for January 1, 2020 to December 31, 2020. The details on the final rates and the impact on our earnings are under the section “Discussion & Analysis of Annual Results by Product Segment - Lumber Segment Softwood Lumber Dispute”. The cash deposit rate for SPF lumber shipments from Canada to the U.S. on or after August 9, 2022 is a combined 8.25%. These are the cash deposit rates until the USDOC finalizes AR4 for the POI dated January 1, 2021 to December 31, 2021.
Modernization of Henderson Lumber Manufacturing Complex
As part of West Fraser’s ongoing modernization plans, the Company is undertaking a brownfield re-development of its facility in Henderson, Texas. Similar to the Opelika, Alabama and Dudley, Georgia modernizations in recent years, the Company is planning to construct the new mill next to the existing Henderson mill in order to leverage the positive attributes of the local ecosystem, including a robust fibre basket, close proximity to key end-markets, a strong workforce, and existing residuals outlets and transportation infrastructure. Capital investment for the new mill is an estimated $255 million with construction start expected in Q4-22 and mill start-up planned for Q2-24; full run-rate production is not anticipated before 2025. Many of the latest technologies will be incorporated into the new mill, helping to reduce unit costs, increase product flexibility and improve employee working conditions and safety. Solar panels will also be incorporated at the facility in order to reduce emissions. Capacity of the new mill is anticipated to be 275 MMfbm, an approximate doubling of the existing mill’s annual capacity, with the mill’s mid-cycle EBITDA estimated to increase nearly four-fold, supporting a projected 12% after-tax internal rate of return.

THIRD QUARTER RESULTS

Summary Results ($ millions)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Earnings
Sales	$2,088	$2,887	$8,085	$2,358	$8,480
Cost of products sold	(1,371)	(1,385)	(3,933)	(1,213)	(3,487)
Freight and other distribution costs	(260)	(275)	(755)	(220)	(639)
Export duties, net	53	(16)	10	(66)	(176)
Amortization	(140)	(144)	(441)	(147)	(431)
Selling, general and administration	(84)	(87)	(265)	(73)	(224)
Equity-based compensation	(5)	1	1	(9)	(28)
Impairment charges	—	—	(13)	—	—
Operating earnings	281	981	2,689	630	3,495
Finance income (expense), net	3	(3)	(7)	(11)	(44)
Other	12	24	36	5	9
Tax provision	(80)	(240)	(650)	(164)	(847)
Earnings	$216	$762	$2,068	$460	$2,613

Adjusted EBITDA[1]	$426	$1,124	$3,142	$786	$3,954
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21	Q4-20
Sales	$2,088	$2,887	$3,110	$2,038	$2,358	$3,779	$2,343	$1,294
Earnings	216	762	1,090	334	460	1,488	665	282
Basic EPS (dollars)	2.50	7.66	10.35	3.13	4.20	12.32	6.96	4.09
Diluted EPS (dollars)	2.50	7.59	10.25	3.13	4.20	12.32	6.96	4.09
The Norbord Acquisition led to incorporation of additional sales and earnings from our North America OSB and Europe EWP operations, which are reflected in our results from February 1, 2021 onwards. Pricing for our products reached record highs in Q2-21 before moderating in Q3-21. Pricing improved through Q4-21 and Q1-22, although these pricing gains were offset in part by lower shipments as a result of constraints on transportation availability. Subsequent decreases in sales and earnings through Q3-22 are driven primarily by decreases in lumber and OSB pricing, offset in part by higher shipment volumes. Western Canada log costs and other input costs have increased significantly over the past two years, offsetting some of the pricing gains over this period.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Sales
Lumber	$831	$1,229	$3,466	$788	$3,724
Wood chips and other residuals	84	74	236	69	219
Logs and other	20	23	60	26	79
	935	1,326	3,762	883	4,022
Cost of products sold	(665)	(687)	(1,882)	(586)	(1,695)
Freight and other distribution costs	(118)	(128)	(343)	(102)	(311)
Export duties, net	53	(16)	10	(66)	(176)
Amortization	(45)	(44)	(135)	(41)	(119)
Selling, general and administration	(45)	(46)	(142)	(36)	(107)
Operating earnings	115	405	1,270	52	1,614
Finance income (expense), net	5	1	—	(8)	(18)
Other	7	8	9	7	4
Earnings before tax	$127	$414	$1,279	$51	$1,600

Adjusted EBITDA[1]	$160	$449	$1,405	$93	$1,733

SPF (MMfbm)
Production	649	691	2,041	758	2,462
Shipments	714	790	2,123	805	2,503
SYP (MMfbm)
Production	765	776	2,311	643	2,016
Shipments	764	809	2,323	698	2,017
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales were lower compared to Q2-22 and YTD-21 due to lower product pricing and, to a lesser extent, lower shipments. Q3-22 lumber sales were higher compared to Q3-21 due to higher product pricing, offset in part by lower shipment volumes.
Lumber pricing decreased compared to Q2-22 and YTD-21. The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $327 million compared to Q2-22, an increase of $63 million compared to Q3-21 and a decrease of $176 million compared to YTD-21.
SPF shipment volumes decreased versus comparative periods due to weakening demand and reductions in production volumes, discussed further in the section below. We also experienced a more pronounced shortage of railcars and constraints on availability of truck services in 2022, which was a contributing factor to the decrease compared to Q3-21 and YTD-21.
SYP shipment volumes decreased compared to Q2-22 due primarily to weakening demand. SYP shipment volumes increased compared to Q3-21 and YTD-21 due primarily to the acquisition of the Angelina lumber mill in the fourth quarter of 2021 and ramp-up of production at our new lumber mill in Dudley, Georgia. Shipment volumes in YTD-21 were also negatively impacted by a period of extreme weather conditions in the U.S. South.
The net volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $15 million compared to Q2-22, a decrease of $9 million compared to Q3-21, and a decrease of $36 million compared to YTD-21.

SPF Sales by Destination	Q3-22		Q2-22		YTD-22		Q3-21		YTD-21
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	481	67%	517	65%	1,408	66%	548	68%	1,637	65%
Canada	213	30%	235	30%	624	29%	204	25%	625	25%
China	—	—%	20	3%	30	1%	23	3%	129	5%
Other	20	3%	18	2%	61	4%	30	4%	112	5%
	714		790		2,123		805		2,503
We ship SPF to several export markets, while our SYP sales are almost entirely within the U.S. The relative proportion of shipments of SPF to China was lower versus comparative periods due primarily to reduced demand from the construction industry as pandemic-related lockdowns in the country slowed economic activity and the strengthening of the USD against the Chinese renminbi reduced purchasing power for Chinese buyers. Additional restrictions implemented on Chinese ports and ongoing container shortages have also been a contributing factor to the decrease in shipments of SPF to China year over year.
Wood chip and other residual sales remained broadly consistent to comparative periods.
Costs and Production
SPF production volumes were lower versus comparative periods due primarily to reductions in operating schedules at our western Canadian locations to manage inventory levels and align operating capacity with constrained transportation and timber availability.
SYP production volumes decreased compared to Q2-22 due primarily to the impacts of Hurricane Ian on certain of our mills. SYP production volumes increased compared to Q3-21 and YTD-21 due primarily to the acquisition of the Angelina lumber mill and ramp-up of production at our new lumber mill in Dudley, Georgia, which began producing in Q2-21. YTD-21 production volumes at certain of our locations were also adversely impacted by extreme winter conditions in the U.S. South.
We have experienced significant cost inflation across a number of our inputs including supplies and materials, energy, employee costs, and transportation.
Costs of products sold were lower compared to Q2-22 due to lower shipment volumes and lower per unit SPF log costs, offset in part by higher manufacturing costs and per unit SYP log costs. Costs of products sold were higher compared to Q3-21 and YTD-21 due primarily to higher log costs and higher manufacturing costs in both our Canadian and U.S. operations. These increases were offset in part by lower shipment volumes.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to reported lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to published lumber prices with a shorter time lag.
SPF log costs in Q3-22 were lower compared to Q2-22 due primarily to lower stumpage rates in Alberta. Increases in B.C. stumpage rates and higher purchased log costs partially offset these reductions. SPF log costs were higher compared to Q3-21 and YTD-21 due primarily to higher purchased log costs and increases in logging and fuel costs in both B.C. and Alberta, while overall stumpage rates remained broadly consistent.
SPF unit manufacturing costs increased versus Q2-22 due primarily to lower production in the current period and higher energy costs. Unit manufacturing costs increased versus Q3-21 and YTD-21 due primarily to lower production and inflationary pressures on inputs.
SYP log costs were higher compared to all comparative periods due to increased competition for logs. Manufacturing costs increased compared to Q2-22 due primarily to higher salaries and wages and higher energy costs. Manufacturing costs increased compared to Q3-21 and YTD-21 due to higher supplies and materials, energy, and employee costs, offset in part by increased production.

Freight and other distribution costs decreased compared to Q2-22 due primarily to decreases in shipment volumes. Freight and other distribution costs increased compared to Q3-21 and YTD-21 due to higher fuel costs and higher rates for trucking and rail services, offset in part by lower SPF shipment volumes.
We recorded export duty recovery in Q3-22 and YTD-22, compared to export duty expense in the comparative periods. Export duties for Q3-22 and YTD-22 included a recovery of $81 million related to the USDOC finalization of the AR3 duty rates. The recovery represents the difference between the final rate of 8.25% and the cash deposit rates paid on shipments of SPF lumber to the U.S. during AR3, which ranged from 8.97% to 23.56%.
As disclosed in the table below, the effective duty expense for Q3-22 increased compared to Q2-22 due to a higher estimated ADD rate, including a retroactive application of that rate to the relevant shipments from the first half of 2022 (first half of 2022 used a West Fraser estimated AR5 ADD rate of 0.8% versus 2.23% in Q3-22). This was partially offset by lower shipment volumes and a lower CVD cash deposit rate compared to Q2-22. The effective duty expense for Q3-22 decreased compared to Q3-21 due primarily to a lower estimated ADD rate and lower shipment volumes to the U.S. The effective duty expense for YTD-22 decreased compared to YTD-21 due primarily to a lower CVD cash deposit rate and estimated ADD rate, lower volumes of softwood lumber shipped to the U.S. and lower pricing.
The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

Duty impact on earnings ($ millions)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Cash deposits paid[1]	(23)	(46)	(105)	(27)	(112)
Adjust to West Fraser Estimated ADD rate[2]	(5)	30	34	(39)	(64)
Effective duty expense for period	(28)	(16)	(71)	(66)	(176)
Duty recovery attributable to AR3	81	—	81	—	—
Export duties, net	53	(16)	10	(66)	(176)
Net Interest income (expense) on duty deposits attributable to West Fraser Estimated rate adjustments	(1)	(1)	(3)	—	1
Interest income on the AR1, AR2, and AR3 duty deposits receivable	8	1	9	1	2
Interest income on duty deposits	7	—	6	1	3
1.Represents combined CVD and ADD cash deposit rate of 8.97% from January 1, 2021 to December 1, 2021, 11.12% from December 2, 2021 to January 9, 2022, 11.14% from January 10, 2022 to August 8, 2022, and 8.25% from August 9, 2022 to September 30, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 2.23% for Q3-22, 0.80% for Q2-22, and 7.20% for Q3-21 and YTD-21.
Amortization expense was comparable to Q2-22 and higher compared to Q3-21 and YTD-21 due primarily to incremental amortization relating to the acquired Angelina lumber mill.
Selling, general and administration costs were comparable to Q2-22. Selling, general and administration costs were higher than the 2021 comparatives due primarily to updates in the allocation methodology for corporate overhead costs.
Finance income (expense) was net of $7 million of interest income on duty deposits receivable recorded in Q3-22. Finance income (expense) excluding this amount is comparable for all periods.
Other income relates primarily to foreign exchange revaluations on the Canadian dollar monetary assets and liabilities held by our Canadian operations.
Earnings before tax for the Lumber Segment decreased by $287 million compared to Q2-22, increased by $76 million compared to Q3-21 and decreased by $321 million compared to YTD-21 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $289 million compared to Q2-22, increased by $67 million compared to Q3-21 and decreased by $328 million compared to YTD-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-22 to Q3-22	Q3-21 to Q3-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$449	$93	$1,733
Price	(327)	63	(176)
Volume	(15)	(9)	(36)
Changes in export duties	70	120	186
Changes in costs	(20)	(114)	(267)
Other	3	7	(35)
Adjusted EBITDA - current period	$160	$160	$1,405
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC chose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI, as summarized in the tables below.
On March 9, 2022, the USDOC initiated AR4 POI covering the 2021 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
The respective Cash Deposit Rates, the AR POI Final Rate, and the West Fraser Estimated ADD Rate for each period are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Final Rate
AR1 POI
April 28, 2017 - August 24, 2017	24.12%	6.76%
August 25, 2017 - December 27, 2017	—%	—%
December 28, 2017 - December 31, 2017	17.99%	6.76%
January 1, 2018 - December 31, 2018	17.99%	7.57%
AR2 POI
January 1, 2019 - December 31, 2019	17.99%	5.08%
AR3 POI[1]
January 1, 2020 - November 30, 2020	17.99%	3.62%
December 1, 2020 - December 31, 2020	7.57%	3.62%
AR4 POI[2]
January 1, 2021 - December 1, 2021	7.57%	n/a
December 2, 2021 - December 31, 2021	5.06%	n/a
AR5 POI[3]
January 1, 2022 – January 9, 2022	5.06%	n/a
January 10, 2022 – August 8, 2022	5.08%	n/a
August 9, 2022 - September 30, 2022[4]	3.62%	n/a
1.On January 31, 2022, the USDOC issued a preliminary CVD rate and, on August 4, 2022, a final CVD rate for the AR3 POI. This table only reflects the final rate.
2.The CVD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
3.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
4.On August 4, 2022, the USDOC revised our CVD Cash Deposit Rate effective August 9, 2022.

Effective dates for ADD	Cash Deposit Rate	AR POI Final Rate	West Fraser Estimated Rate
AR1 POI
June 30, 2017 - December 3, 2017	6.76%	1.40%	1.46%
December 4, 2017 - December 31, 2017	5.57%	1.40%	1.46%
January 1, 2018 - December 31, 2018	5.57%	1.40%	1.46%
AR2 POI
January 1, 2019 - December 31, 2019	5.57%	6.06%	4.65%
AR3 POI[1]
January 1, 2020 - November 29, 2020	5.57%	4.63%	3.40%
November 30, 2020 - December 31, 2020	1.40%	4.63%	3.40%
AR4 POI[2]
January 1, 2021 - December 1, 2021	1.40%	n/a	6.80%
December 2, 2021 - December 31, 2021	6.06%	n/a	6.80%
AR5 POI[3]
January 1, 2022 - August 8, 2022	6.06%	n/a	2.23%
August 9, 2022 - September 30, 2022[4]	4.63%	n/a	2.23%
1.On January 31, 2022, the USDOC issued a preliminary ADD rate and, on August 4, 2022, a final ADD rate for the AR3 POI. This table only reflects the final rate.
2.The ADD rate for the AR4 POI will be adjusted when AR4 is complete and the USDOC finalizes the rate, which is not expected until 2023.
3.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
4.On August 4, 2022, the USDOC revised our ADD Cash Deposit Rate effective August 9, 2022.
Appeals
Our 2021 annual MD&A includes additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.

North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Sales
OSB	$596	$942	$2,557	$888	$2,784
Plywood, LVL and MDF	194	219	603	180	634
Wood chips, logs and other	8	4	20	9	21
	798	1,165	3,180	1,077	3,439
Cost of products sold	(468)	(426)	(1,280)	(375)	(1,123)
Freight and other distribution costs	(92)	(90)	(253)	(70)	(190)
Amortization	(71)	(78)	(232)	(73)	(216)
Selling, general and administration	(23)	(26)	(79)	(20)	(55)
Operating earnings	144	545	1,336	539	1,855
Finance expense	(2)	(3)	(6)	(1)	(3)
Other	2	6	13	4	4
Earnings before tax	$144	$548	$1,343	$542	$1,856

Adjusted EBITDA[1]	$215	$623	$1,568	$612	$2,071

OSB (MMsf 3/8” basis)
Production	1,560	1,590	4,667	1,526	4,185
Shipments	1,600	1,568	4,597	1,536	4,131
Plywood (MMsf 3/8” basis)
Production	194	179	554	177	588
Shipments	193	166	526	162	566
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $86 million related to inventory purchase price accounting.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations. Our operations and financial results up to February 1, 2021 only reflect activities associated with West Fraser’s Panels segment without incorporating the pre-February 1, 2021 North American operations and results of Norbord. Subsequent to February 1, 2021, our operations and financial results reflect the consolidated activities and operations of West Fraser and Norbord, including incorporating the North American operations of Norbord into our NA EWP segment.
Sales and Shipments
Sales decreased compared to Q2-22 due primarily to lower OSB and plywood pricing, offset in part by increased shipment volumes. Shipment volumes increased compared to Q2-22 due to an easing of the severity of the railcar shortages impacting our Western Canada and Ontario locations.
Sales decreased compared to Q3-21 due primarily to lower OSB and plywood pricing, offset in part by increased shipment volumes and higher MDF pricing. Sales decreased compared to YTD-21 due primarily to lower OSB and plywood pricing and the impacts of the aforementioned constraints on transportation availability, offset by the inclusion of an additional month of OSB shipments, ramp-up of our Chambord OSB mill, and higher MDF pricing.
North American OSB and plywood prices decreased through Q3-22. The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $412 million compared to Q2-22, a decrease of $339 million compared to Q3-21 and a decrease of $489 million compared to YTD-21.
The volume variance resulted in an increase in earnings before tax and Adjusted EBITDA of $8 million compared to Q2-22, an increase of $24 million compared to Q3-21, and an increase of $134 million compared to YTD-21.

Costs and Production
OSB production volumes were comparable to Q2-22 as project and maintenance related downtime offset increases from an easing of railcar shortages.
OSB production volumes increased compared to Q3-21 as production curtailments taken in Q3-21 to manage inventory levels were greater than those in Q3-22, incremental production from the ramp-up of our Chambord mill, offset by project and maintenance related downtime. OSB production volumes increased versus YTD-21 due primarily to the inclusion of an additional month of production in 2022 and incremental production from the ramp-up of our Chambord mill, offset by the impacts of constraints on transportation availability in 2022 and project and maintenance related downtime.
Plywood production volumes increased compared to Q2-22 as production curtailments taken in Q2-22 to manage inventory levels were greater than those in Q3-22. Plywood production volumes increased compared to Q3-21 as the production curtailments taken in the third quarter of 2021 were more significant than those taken in the third quarter of 2022. Plywood production volumes decreased compared to YTD-21 as more significant production curtailments have been taken in the current year to align operating capacity with constrained transportation and fibre availability.
Our costs of products sold increased compared to Q2-22 due primarily to higher resin and energy costs as well as higher OSB and plywood shipment volumes. Our costs of products sold increased compared to Q3-21 due primarily to higher input costs, specifically energy costs and fibre costs, and higher OSB and plywood shipment volumes. Resin costs accounted for the most significant component of input cost increases, driven by constraints on availability. Improved productivity and continued ramp up of our Chambord mill provided an offsetting impact.
Our costs of products sold increased compared to YTD-21 due to the inclusion of an additional month of OSB shipments as well as higher resin and fibre costs, offset in part by lower plywood shipment volumes and the impact of a one-time charge of $86 million related to inventory purchase price accounting in Q1-21.
Freight and other distribution costs were comparable to Q2-22, as decreases in per unit freight costs offset higher shipment volumes. Freight and other distribution costs increased compared to prior year in part due to substitution of trucking services for rail services and the additional month of shipments in 2022. Higher fuel costs and overall inflationary pressures were also contributing factors.
Amortization expense was comparable to Q2-22 and Q3-21. Amortization expense increased compared to YTD-21 due to the inclusion of an additional month of OSB results and amortization in relation to the idled OSB mill near Allendale, South Carolina, offset in part by decreases as certain assets reached the end of their estimated useful lives.
Selling, general and administration costs were comparable to Q2-22. Selling, general and administration costs were higher than Q3-21 and YTD-21 due to updates in the allocation methodology for corporate overhead costs. The inclusion of an additional month of OSB results was also a contributing factor to the increase of selling, general and administration expense compared to YTD-21.
Finance expense was comparable to comparative periods. Fluctuations in Other relate primarily to intercompany transactions that eliminate upon consolidation through an offsetting balance in the Corporate & Other segment.
Earnings before tax for the NA EWP Segment decreased by $404 million compared to Q2-22, $398 million compared to Q3-21, and $513 million from YTD-21 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $408 million compared to Q2-22, $397 million compared to Q3-21, and $503 million from YTD-21. The following table shows the Adjusted EBITDA variance for the period. Our Adjusted EBITDA analysis includes OSB, plywood, LVL and MDF, as the OSB results were included in all comparative periods.

Adjusted EBITDA ($ millions)	Q2-22 to Q3-22	Q3-21 to Q3-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$623	$612	$2,071
Price	(412)	(339)	(489)
Volume	8	24	134
Changes in costs	(5)	(83)	(136)
Other	1	1	(12)
Adjusted EBITDA - current period	$215	$215	$1,568

Pulp & Paper Segment

Pulp & Paper Segment Earnings ($ millions unless otherwise indicated)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Sales	$233	$213	$617	$175	$568
Cost of products sold	(155)	(165)	(460)	(140)	(409)
Freight and other distribution costs	(41)	(44)	(122)	(34)	(104)
Amortization	(9)	(8)	(26)	(8)	(25)
Selling, general and administration	(8)	(7)	(24)	(8)	(26)
Impairment charges	—	—	(13)	—	—
Operating earnings	20	(11)	(28)	(15)	4
Finance expense	(1)	—	(2)	(2)	(5)
Other	3	3	6	1	4
Earnings (loss) before tax	$22	$(8)	$(24)	$(16)	$3

Adjusted EBITDA[1]	$29	$(3)	$11	$(7)	$29

Pulp (Mtonnes)
Production	255	245	719	262	825
Shipments	256	256	751	247	802
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Sales increased versus comparative periods due primarily to increases in pulp pricing. Lower shipment volumes in YTD-22 compared to YTD-21 provided a partial offsetting effect.
The price variance resulted in an increase in earnings before tax and Adjusted EBITDA of $17 million compared to Q2-22, $48 million compared to Q3-21, and $83 million compared to YTD-21.
Pulp shipments were comparable to Q2-22 and Q3-21. Pulp shipments decreased compared to YTD-21 as reductions in operating schedules to manage inventory levels as a result of transportation disruptions were more pronounced in 2022.
The volume variance resulted in a change in earnings before tax and Adjusted EBITDA of nil compared to Q2-22, resulted in an increase of $1 million compared to Q3-21 and a decrease of $6 million compared to YTD-21.
Costs and Production
Pulp production increased compared to Q2-22 due primarily to fewer shutdowns and improved uptime, offset in part by curtailments related to high Alberta power prices. Pulp production decreased compared to Q3-21 due primarily to reduced uptime and more curtailments related to high Alberta power prices. Pulp production decreased compared to YTD-21 due primarily to reductions in operating schedules to manage inventory levels as a result of transportation disruptions in Q1-22 and lower overall uptime.

Costs of products sold decreased compared to Q2-22 due primarily to lower maintenance expenditures. Costs of products sold increased compared to Q3-21 due primarily to higher fibre and energy costs and shipment volumes. Costs of products sold increased compared to YTD-21 due primarily to higher fibre, energy, maintenance, and chemical costs.
Freight and other distribution costs were comparable to Q2-22. Freight and other distribution costs increased compared to Q3-21 and YTD-21 due to substitution of trucking services for rail services, higher fuel and other costs as international supply chains adjusted to post-COVID-19 demand levels. Lower shipment volumes compared to YTD-21 provided an offsetting effect.
Amortization, selling, general, and administration costs, finance expense, and other were similar to comparative periods.
A $13 million impairment charge was recorded in Q1-22 relating to equipment that will be permanently decommissioned as part of the transition of the pulp mill in Hinton, Alberta to UKP. The Hinton pulp mill commenced production of UKP in mid-October.
Earnings before tax for the Pulp & Paper Segment increased by $30 million compared to Q2-22, increased by $38 million compared to Q3-21, and decreased by $27 million from YTD-21 due to the reasons explained above.
Adjusted EBITDA for the Pulp & Paper Segment increased by $32 million compared to Q2-22, increased by $36 million compared to Q3-21, and decreased by $18 million from YTD-21. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-22 to Q3-22	Q3-21 to Q3-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$(3)	$(7)	$29
Price	17	48	83
Volume	—	1	(6)
Changes in costs	9	(12)	(76)
Other	6	(1)	(19)
Adjusted EBITDA - current period	$29	$29	$11

Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Sales	$149	$207	$597	$249	$539
Cost of products sold	(110)	(131)	(382)	(138)	(348)
Freight and other distribution costs	(9)	(13)	(37)	(14)	(34)
Amortization	(12)	(12)	(41)	(23)	(64)
Selling, general and administration	(6)	(9)	(22)	(7)	(17)
Operating earnings	12	42	115	67	76
Finance expense	—	2	—	1	—
Other	1	1	2	—	—
Earnings before tax	$13	$45	$117	$68	$76

Adjusted EBITDA[1]	$24	$54	$156	$90	$140

OSB (MMsf 3/8” basis)
Production	208	281	770	319	841
Shipments	202	278	776	299	832

USD - GBP exchange rate
Closing rate	0.9079	0.8224	0.9079	0.7441	0.7441
Average rate	0.8506	0.7961	0.7949	0.7256	0.7220
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure. Q1-21 Adjusted EBITDA was decreased by a one-time charge of $7 million related to inventory purchase price accounting.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations effective February 1, 2021. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q2-22 as a result of lower shipment volumes and lower product pricing in local currency terms. Sales decreased compared to Q3-21 as a result of lower shipment volumes. The continued strengthening of the USD against the GBP was a contributing factor in the comparison to both Q2-22 and Q3-21. Sales increased compared to YTD-21 due to higher product pricing offset in part by lower shipment volumes.
The price variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $11 million compared to Q2-22, a change of nil compared to Q3-21 and an increase of $132 million from YTD-21. The price variance represents the impact of changes in product pricing in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.
Shipment volumes decreased versus comparative quarters due to reductions in operating schedules to balance inventory as sales demand in Europe weakened. The inclusion of an additional month of shipments provided a partial offsetting impact compared to YTD-21.
The volume variance resulted in a decrease in earnings before tax and Adjusted EBITDA of $13 million compared to Q2-22, a decrease of $34 million compared to Q3-21 and a decrease of $31 million compared to YTD-21.
Costs and Production

Production volumes decreased versus comparative periods due to the impacts of reductions in operating schedules described above. The inclusion of an additional month of production in 2022 provided a partial offsetting impact compared to YTD-21.

Costs of products sold decreased versus comparative periods due primarily to lower shipment volumes, offset in part by increases in input costs. The increase compared to Q2-22 related primarily to higher energy costs resulting from the conflict in Ukraine. Energy and resin costs accounted for the most significant components of input cost increases year over year, driven by constraints on availability and increasing natural gas costs. The inclusion of an additional month of shipments and the offsetting impact of a one-time charge of $7 million related to inventory purchase price accounting in Q1-21 were also contributing factors to the variance to YTD-21.

Freight and other distribution costs generally trended with changes in shipment volumes. Costs were higher compared to YTD-21 due primarily to the impact of increased fuel prices.
Selling, general and administration costs increased compared to YTD-21 due primarily to the inclusion of an additional month of results.
Amortization was comparable to Q2-22. Amortization decreased compared to Q3-21 and YTD-21 as certain assets reached the end of their estimated useful lives. The inclusion of an additional month of results provided an offsetting impact compared to YTD-21.

Finance expense and Other were comparable to comparative periods.
Earnings before tax for the Europe EWP Segment decreased by $32 million compared to Q2-22, decreased by $55 million compared to Q3-21 and increased by $41 million from YTD-21 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $30 million compared to Q2-22, decreased by $66 million compared to Q3-21 and increased by $16 million from YTD-21. The following table shows the Adjusted EBITDA variance for the period. The variances presented represent the impact of changes in price, volume and cost in local currency terms, with any associated foreign exchange impact from the strengthening or weakening of the GBP against USD presented under Other in the Adjusted EBITDA variance table.

Adjusted EBITDA ($ millions)	Q2-22 to Q3-22	Q3-21 to Q3-22	YTD-21 to YTD-22
Adjusted EBITDA - comparative period	$54	$90	$140
Price	(11)	—	132
Volume	(13)	(34)	(31)
Changes in costs	(2)	(20)	(72)
Other	(4)	(12)	(13)
Adjusted EBITDA - current period	$24	$24	$156

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q3-22 was $84 million (Q2-22 - $87 million and Q3-21 - $73 million). Selling, general and administration costs for YTD-22 was $265 million (YTD-21 - $224 million).
Selling, general and administration costs was comparable to Q2-22. Selling, general and administration costs increased compared to Q3-21 due to higher salaries and wages, and higher professional fees relating to ongoing integration activities. Selling, general and administration costs increased compared to YTD-21 due to higher salaries and wages, higher professional fees relating to ongoing integration activities, and the inclusion of an additional month of operating expenses relating to our OSB team. Selling, general and administration costs in YTD-21 included professional fees incurred for the Norbord Acquisition, which partially offset the aforementioned increase.
Selling, general and administration expenses related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”), all of which had been partially hedged by an equity derivative contract. The equity derivative matured in December 2021 and was closed out. Our Plans and our equity derivative contract are fair valued at each period-end, and the resulting expense or recovery is recorded over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded an expense of $5 million during Q3-22 (Q2-22 - recovery of $1 million; Q3-21 - expense of $9 million) and a recovery of $1 million during YTD-22 (YTD-21 - expense of $28 million). The expense in the current quarter reflects an increase in the price of our common shares traded on the TSX from June 30, 2022, which a number of our equity-based compensation plans reference. The recovery for YTD-22 primarily reflects a decrease in the price of our common shares traded on the TSX from December 31, 2021.
Finance expense, net
Finance income (expense), net includes interest earned on short-term deposits and interest revenue recognized on our duty deposits as discussed under “Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute”. The paragraph below discusses finance income (expense), net on a consolidated basis.
We recorded finance income of $3 million in Q3-22 compared to finance expense of $3 million in Q2-22 and and finance expense of $11 million in Q3-21 as we accrued $7 million of interest income related primarily to the finalization of our AR3 duty rates during the current quarter. Higher interest income earned on our short-term investments in Q3-22 and the write-off of deferred financing costs related to prior credit facilities that were extinguished upon execution of our $1 billion committed revolving credit facility in Q3-21 were also contributing factors in the comparison to Q3-21.
Finance expense was lower in YTD-22 compared to YTD-21 due primarily to additional interest incurred on the Norbord senior notes for the two months following the Norbord Acquisition, prior to their redemption in Q2-21. The AR3 duty interest receivable, higher interest income on our short-term investments, and write-off of deferred financing costs in Q3-21 were also contributing factors.

Other
Other income of $12 million was recorded in Q3-22 (Q2-22 - other income of $24 million; Q3-21 - other income of $5 million). Other income of $36 million was recorded in YTD-22 (YTD-21 - other income of $9 million).
Other income in Q3-22 and YTD-22 relates primarily to foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities and mark-to-market gains on our interest rate swap contracts.
Other expense of $1 million was recorded for our Corporate & Other segment in Q3-22 (Q2-22 - other income of $6 million; Q3-21 - other expense of $7 million). Other income of $6 million was recorded for our Corporate & Other segment in YTD-22 (YTD-21 - other expense of $3 million).
Other expense for our Corporate & Other segment in Q3-22 relates primarily to foreign exchange losses recorded on certain of our CAD-denominated monetary assets and liabilities held within the Corporate & Other segment, offset in part by mark-to-market gains on our interest rate swap contracts.
Other income for our Corporate & Other segment in YTD-22 relates primarily to mark-to-market gains on our interest rate swap contracts and foreign exchange gains recorded on certain of our CAD-denominated monetary assets and liabilities held within the Corporate & Other segment, offset in part by consolidation eliminations related to intercompany transactions relating to our NA EWP segment.
Other related to our operating segments are discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Income tax
Q3-22 results include an income tax expense of $80 million, compared to $240 million in Q2-22 and $164 million in Q3-21, resulting in an effective tax rate of 27% in the current quarter compared to 24% in Q2-22 and 26% in Q3-21.
YTD-22 income tax expense is $650 million compared to $847 million for YTD-21, resulting in effective tax rates of 24% and 24% respectively.
Other comprehensive earnings – translation of foreign operations
We have operations in the U.K. and Belgium, so any change in the value of the British pound sterling or Euro relative to the value of the USD results in the revaluation of our European EWP operations’ assets and liabilities. The revaluation of our European operations into U.S. dollars is reported in other comprehensive earnings.
We recorded a translation loss of $62 million during Q3-22 (Q2-22 - translation loss of $51 million; Q3-21 - translation loss of $13 million) and a translation loss of $133 million during YTD-22 (YTD-21 - translation loss of $12 million).
In general, a strengthening (weakening) of the USD against the British pound sterling or Euro results in a translation loss (gain). The translation loss in the current quarter and YTD-22 reflects a strengthening of the USD against both the British pound sterling and Euro.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
The funded position of our defined benefit pension plans and other retirement benefit plans is estimated at the end of each period. The funded position, as shown in note 8 to our Interim Financial Statements, is determined by subtracting the value of the plan assets from the plan obligations.
We recorded an after-tax actuarial loss of $14 million during Q3-22 (Q2-22 - after-tax actuarial gain of $69 million; Q3-21 - after-tax actuarial gain of $60 million) and an after-tax actuarial gain of $149 million during YTD-22 (YTD-21 - after-tax actuarial gain of $145 million).
The actuarial loss in Q3-22 reflect the impact of lower returns on plan assets, offset in part by an increase in the weighted average discount rate used to calculate our plan liabilities. The actuarial gain in YTD-22 reflect an increase in the discount rate used to calculate plan liabilities offset in part by lower returns on plan assets.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium-term, we expect that an aging housing stock, lagging completions of previously started new home construction and greater acceptance of work-from-home practices may help to offset near-term headwinds and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer-term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant demand growth driver for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts averaged 1.44 million units in September 2022, with permits issued averaging 1.56 million units, according to the U.S. Census Bureau. However, demand for new home construction and our wood building products may decline in the near-term should interest rates continue to rise and consumer sentiment and housing affordability continue to be impacted.
The demand for our European products is also expected to remain robust over the longer-term as use of OSB as an alternative to plywood continues to grow, and an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term challenges, including rising interest rates, ongoing geopolitical developments and inflationary pressures, are expected to cause a temporary slowing of demand for our products in Europe, however, we are confident that we will be able to navigate through these periods and capitalize on opportunities for long-term growth ahead.
Our BCTMP and NBSK pulp is primarily used in printing and writing paper, boxboard and tissue applications. Pulp demand is anticipated to grow over the longer term due to increasing boxboard and tissue production in Asia and greater substitution of single-use plastics that are subject to increasing risk from government restrictions. In the near-term, pulp supply remains challenged to meet demand and exports are expected to be challenged by domestic and international transportation constraints. Further, as a result of reduced sawmill production in 2022, which was caused by transportation shortfalls and reduced access to fibre, we may need to adjust operating schedules at our pulp mills owing to fibre availability constraints. Earlier this year we announced the planned transition of production to UKP at our pulp mill in Hinton, Alberta by the end of 2022, offering environmental benefits such as reduced greenhouse gas emissions, water use, air emissions and waste generation and elimination of chlorine dioxide emissions. The Hinton pulp mill began producing UKP in mid-October. Demand for UKP is expected to benefit from an increasing global shift away from single-use plastics to increasing usage of UKP in cardboard packaging, paper grocery bags and other specialty products.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber. The USDOC published the final rates for Administrative Review 3 (“AR3”) in Q3-22. AR4 commenced in March 2022, with final rates expected in August 2023. Additional details can be found under the section “Discussion & Analysis by Product Segment - Lumber Segment - Softwood Lumber Dispute".
Operations
Our operations and results could be negatively affected by increases in interest rates, softening demand, the availability of transportation, the availability of labour due to the continuing impacts of COVID-19, disruption to the global economy resulting from the conflict in the Ukraine, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees and production disruptions due to other uncontrollable factors.

The extent of transportation challenges experienced in Western Canada earlier in 2022 was more acute and of longer duration than originally anticipated, and as such we had reduced production at a number of our lumber facilities in Western Canada to account for these constraints. More recently these transportation challenges have eased, however, we have experienced continued slowing of demand, in part owing to the transition into the seasonally slower fall construction period. Given this combination of factors, we now expect our SPF lumber shipments for 2022 to be modestly below the bottom end of the prior guidance range of approximately 2.8 to 3.0 billion board feet while we reiterate expectations for our 2022 SYP shipments to be approximately 3.0 to 3.2 billion board feet. On October 1, 2022, stumpage rates decreased in B.C. due to the market-based adjustments related to lumber prices, and in the current commodity price environment, B.C. stumpage rates are expected to decrease again early in 2023. Despite falling lumber prices we expect U.S. log costs to remain elevated in a number of our operating regions over the next several quarters.
In our NA EWP segment, transportation and logistics constraints across North America showed signs of improvement in the third quarter, though we continue to see signs of slowing demand for our products. Therefore, we reaffirm expectations for OSB shipments in 2022 to be approximately 5.9 to 6.2 billion square feet (3/8-inch basis). We also continue to expect that input costs for the NA EWP business will remain elevated in the near-term, due primarily to high energy and resin costs. Work at the Allendale OSB facility is ongoing to prepare the mill for an eventual restart when warranted by customer demand. We continue to expect the capital investment for the project to be approximately 10% above the original estimate of $70 million and project completion to be by the end of the first quarter of 2023.
We do not expect to increase our Pulp & Paper segment shipments in 2022.
Given ongoing inflationary and macroeconomic challenges in Europe, including the Russia-Ukraine conflict, we expect OSB shipments for our Europe EWP segment in 2022 to be at the bottom end of the range of our guidance of approximately 1.0 to 1.2 billion square feet (3/8-inch basis). Input costs for the Europe EWP business are expected to remain elevated in the near-term, due primarily to higher electricity, energy and resin costs.
Across much of our supply chain, we continue to experience greater than usual inflationary cost pressures and availability constraints for labour, raw materials such as resins and chemicals, transportation and energy. We expect these factors to persist through the remainder of 2022 and into 2023.
Availability of rail service, adverse weather conditions, operator shortages and the backlog from disruptions in prior quarters had all negatively impacted our ability to ship our products in a timely manner in 2022. While shipping constraints have improved across all our business segments, we are experiencing signs of slowing demand for our products. As such, continued and potential further reduction of operating schedules across our manufacturing network in order to manage inventory levels, raw material supplies and our integrated fibre supply chain may be required.
Norbord Integration
The integration of the Norbord business continues to be a Company focus and is progressing well. We remain on track to achieve targeted annual synergies of $61 million by the end of 20221.

1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Cash Flows
We continue to anticipate levels of operating cash flows and available liquidity will support our capital spending estimate for 2022. Last quarter we indicated that capital spending was expected to be near the bottom end of the $500 million to $600 million guidance range. However, based on our current outlook and owing to lengthening lead times for projects underway or planned, we anticipate that there will be a carryover of capital spending into 2023 for projects in progress, and as such we now expect to invest approximately $450 million in 20221.
We expect to maintain our investment grade debt rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
We are authorized under our NCIB, which expires in February 2023, to purchase up to 10,194,000 Common shares of the Company. As of October 25, 2022, 9,725,139 shares have been repurchased, leaving 468,861 shares available to purchase at our discretion until the expiry of the NCIB, subject to regulatory requirements. An additional 281,115 shares were acquired in 2022 under our previous NCIB for a total repurchase of 8,917,979 shares for YTD-2022.

During Q2-22, we took up and purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the SIB, which was paid from cash on hand.
As of October 25, 2022, we have repurchased for cancellation 39,272,933 of the Company’s Common shares since the closing of the Norbord acquisition on February 1, 2021 through the completion of the 2021 SIB and the 2022 SIB as well as normal course issuer bids, equalling 72% of the shares issued in respect of the Norbord Acquisition.
During Q3-22, we declared a quarterly dividend of $0.30 per share, payable in Q4-22. We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice.
1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	September 30, 2022	December 31, 2021
Available liquidity
Cash and short-term investments	$1,323	$1,568
Operating lines available (excluding newsprint operation)	1,052	1,025
Available liquidity	$2,375	$2,593

Total debt to total capital[1]	7%	7%
Net debt to total capital[1]	(11%)	(16%)
1.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Credit Facilities

As at September 30, 2022, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $17 million (£15 million) credit facility dedicated to our European operations, and a $6 million (CAD$8 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at September 30, 2022, our revolving credit facilities were undrawn (December 31, 2021 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2021 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option.

In addition, we have credit facilities totalling $128 million (December 31, 2021 - $137 million) dedicated to letters of credit. Letters of credit in the amount of $63 million (December 31, 2021 - $65 million) were supported by these facilities.
All debt is unsecured except the $6 million (CAD$8 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In October 2014, we issued $300 million of fixed-rate senior unsecured notes, bearing interest at 4.35% and due October 2024, pursuant to a private placement in the U.S. The notes are redeemable, in whole or in part, at our option at any time as provided in the indenture governing the notes.

In August 2017, we were advanced a $200 million 5‑year term loan that, with the July 2019 extension, matures on August 25, 2024. Interest is payable at floating rates based on Base Rate Advances or London Inter-bank Offered Rate (“LIBOR”) Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
On March 15, 2019, we entered into an interest rate swap agreement, maturing in August 2022, with a $100 million notional amount to limit our exposure to fluctuations in interest rates and fix interest rates on a portion of our 5-year term loan. On March 9, 2020, we extended the duration of our $100 million notional interest rate swap from August 2022 to August 2024, resulting in a change to the fixed interest rate on the swap from 2.47% to 1.78% through August 2024. On April 15, 2020, we entered into additional interest rate swaps for another notional amount of $100 million, resulting in a fixed interest rate of 0.51% through August 2024. These swap agreements fix the interest rate on the $200 million 5-year term loan floating rate debt discussed above.
Debt Ratings
We are considered investment grade by three leading rating agencies. The ratings in the table below are as at October 26, 2022.

Agency	Rating	Outlook
DBRS	BBB	Stable
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Stable
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.
Shareholder’s Equity
Our outstanding Common share equity consists of 81,742,797 Common shares and 2,281,478 Class B Common shares for a total of 84,024,275 shares issued and outstanding as at October 25, 2022.
Our Class B Common shares are equal in all respects to our Common shares, including the right to dividends and the right to vote, and are exchangeable on a one-for-one basis for Common shares. Our Common shares are listed for trading on the TSX and NYSE, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Our Common shares are listed for trading on the TSX and on the NYSE under the symbol WFG.
Share Repurchases

Normal Course Issuer Bid

On February 23, 2022, we renewed our normal course issuer bid (“NCIB”) allowing us to acquire up to 10,194,000 Common shares for cancellation until the expiry of the bid on February 22, 2023. We have entered into an automatic share purchase plan with our broker, which enables us to provide standard instructions and purchase Common shares on the open market during self-imposed blackout periods.
For the nine months ended September 30, 2022, we repurchased 8,917,979 Common shares at an average price of $83.24 per share under our various NCIB programs.
Substantial Issuer Bid
On April 20, 2022, we commenced the 2022 SIB under which the Company offered to purchase from shareholders for cancellation up to $1.25 billion of Common shares. The 2022 SIB was made by way of a “modified Dutch auction” procedure with a tender price range from $80.00 to $95.00 per share.

We took up and purchased for cancellation a total of 11,898,205 Common shares at a price of $95.00 per share for an aggregate purchase price of $1.13 billion under the 2022 SIB. The Common shares repurchased represented approximately 11.7% of the total number of West Fraser’s issued and outstanding Common shares and Class B Common shares at the time the 2022 SIB was announced in April 2022. For the duration of the 2022 SIB, we suspended share repurchases under our current NCIB, but resumed repurchases after the expiration of the 2022 SIB.
The following table shows our purchases under our NCIB and SIB programs in 2021 and 2022:

Share repurchases (number of common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2021 to December 31, 2021	7,059,196	$74.60
2021 SIB:	August 20, 2021	10,309,278	$76.84
NCIB:	January 1, 2022 September 30, 2022	8,917,979	$83.24
2022 SIB:	June 7, 2022	11,898,205	$95.00
Share Options
As at October 25, 2022, there were 898,560 share purchase options outstanding with exercise prices ranging from CAD$38.95 to CAD$123.63 per Common share.

Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, additions to property, plant, equipment and timber, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

	Three Months Ended		Nine Months Ended
Cash Flow Statement ($ millions - cash provided by (used in))	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Cash provided by operating activities
Earnings	$216	$460	$2,068	$2,613
Adjustments
Amortization	140	147	441	431
Impairment charges	—	—	13	—
Finance (income) expense, net	(3)	11	7	44
Foreign exchange (gain) loss	(9)	—	(21)	2
Export duty	(77)	39	(116)	64
Retirement benefit expense	24	23	71	65
Contributions to retirement benefit plans	(16)	(16)	(53)	(42)
Tax provision	80	164	650	847
Income taxes paid	(111)	(277)	(955)	(775)
Other	(22)	(44)	(30)	(40)
Changes in non-cash working capital
Receivables	56	239	(9)	(28)
Inventories	55	28	18	(21)
Prepaid expenses	16	8	(23)	(30)
Payables and accrued liabilities	84	132	(1)	132
	433	914	2,060	3,262
Cash used for financing activities
Repayment of long-term debt	—	—	—	(667)
Repayment of lease obligations	(4)	(5)	(14)	(10)
Make-whole premium paid	—	—	—	(60)
Finance expense paid	(2)	(3)	(13)	(28)
Financing fees paid	—	(1)	—	(4)
Repurchase of Common shares for cancellation	(185)	(892)	(1,849)	(1,218)
Issuance of Common shares	—	—	—	7
Dividends paid	(27)	(24)	(74)	(54)
	(218)	(925)	(1,950)	(2,034)

Cash provided by (used for) investing activities
Acquired cash and short-term investments from Norbord Acquisition[1]	—	—	—	642
Additions to capital assets	(147)	(106)	(328)	(234)
Other	5	1	8	5
	$(142)	$(105)	$(320)	$413

Change in cash	$73	$(116)	$(210)	$1,641
1.The Norbord Acquisition was a non-cash share consideration transaction, and therefore, only the acquired cash is included in the above cash flow. Changes in Norbord’s cash position incurred subsequent to February 1, 2021 are incorporated into our cash flow statement.

Operating Activities
The table above shows the main components of cash flows used for or provided by operating activities for each period. The significant factors affecting the comparison to prior year periods were lower earnings and changes in working capital. Lower income tax payments were an offsetting factor to the decrease compared to Q3-21 and higher income tax payments were a contributing factor to the decrease compared to YTD-21.
Q3-22 and YTD-22 earnings were lower versus comparative periods due primarily to lower product pricing and higher input costs.
Income tax payments were higher in YTD-22 primarily due to a higher prior year top-up payment, as discussed below, and a change in instalment levels. Canadian income tax instalments are based on the lower of prior year instalments and estimated taxable earnings, with the final or top-up payment due in February of the following year. U.S. income tax instalments are based on estimated taxable earnings. Income tax payments decreased compared to Q3-21 due to lower instalments resulting from lower estimated taxable earnings. Of the $955 million in income tax payments (net of refunds) paid in YTD-22, $337 million was the final income tax payment for 2021 earnings. Of the $775 million income tax payments (net of refunds) paid in YTD-21, $216 million was the final income tax payment for 2020 earnings.
Working capital decreased in Q3-22 due primarily to decreases in accounts receivable and inventory and increases in accounts payable. Accounts receivable decreased due to lower product pricing and shipment activity. The current quarter inventory change is driven primarily by decreases in log inventory volumes and SPF and OSB finished goods volumes. The current quarter movement in payables and accrued liabilities is driven primarily by increases in stumpage and contractor accruals as logging was curtailed due to wet and inaccessible land conditions in Q2-22.
The year-to-date inventory change is driven primarily by reductions in log inventory volumes and SPF and pulp finished goods volumes, offset in part by increases in costs, increases in OSB and plywood finished goods volumes, and increases in raw materials and supplies inventory as a result of inflationary pressures. The year-to-date change in prepaid expenses relates primarily to timing of payments. Accounts receivable and payables and accrued liabilities remained broadly consistent in the year-to-date period.
Financing Activities
Cash used in financing activities in Q3-22 decreased compared to Q3-21 due primarily to lower common share repurchases.
Cash used in financing activities in YTD-22 decreased compared to YTD-21 due primarily to lower repayment of long-term debt, offset in part by higher share repurchases and dividend payments. In Q2-21, we completed the early redemption of Norbord’s 2023 and 2027 Notes. No repayments of long-term debt took place in the current year.
We returned a total of $185 million and $1,849 million for the three and nine months ended September 30, 2022 respectively to our shareholders through Common shares repurchased under our NCIB and SIB programs, as compared to $892 million and $1,218 million for the three and nine months ended September 30, 2021 respectively. Q3-22 share repurchases were lower compared to Q3-21 as the 2021 SIB took place in Q3-21, whereas the 2022 SIB took place in Q2-22. YTD-22 share repurchases were higher compared to YTD-21 as we repurchased more shares at a higher average price per share in the current year.
We also returned a total of $27 million and $74 million for the three and nine months ended September 30, 2022 respectively to our shareholders through dividend payments, an increase over the $24 million and $54 million returned for the three and nine months ended September 30, 2021. The increase versus comparative periods is due to increases in the dividend amount per share, offset by a decrease in the number of shares outstanding.
Investing Activities
The Norbord Acquisition was a non-cash share consideration transaction and therefore only the acquired cash was included in investing activities in the YTD-21 comparative figure above.

Capital expenditures of $147 million in Q3-22 and $328 million YTD-22 (Q3-21 - $106 million, YTD-21 - $234 million) reflect our philosophy of continued reinvestment in our mills.

	Three Months Ended		Nine Months Ended
Capital Expenditures by Segment ($ millions)	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
Lumber	$74	$49	$132	$109
North America EWP	50	32	152	81
Pulp & Paper	9	20	23	30
Europe EWP	8	4	14	12
Corporate	6	1	7	2
Total	$147	$106	$328	$234

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Senior Vice-President, Finance and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.
Internal Controls and Procedures
Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS.
There has been no change in our internal controls over financial reporting during the three months ended September 30, 2022, that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.
Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures

Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), and (iii) certain supplementary financial measures, including our expected capital expenditures and expected synergies from the Norbord Acquisition (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as segment earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)	Q3-22	Q2-22	YTD-22	Q3-21	YTD-21
Earnings	$216	$762	$2,068	$460	$2,613
Finance (income) expense, net	(3)	3	7	11	44
Tax provision	80	240	650	164	847
Amortization	140	144	441	147	431
Equity-based compensation	5	(1)	(1)	9	28
Impairment charges	—	—	13	—	—
Other	(12)	(24)	(36)	(5)	(9)
Adjusted EBITDA	$426	$1,124	$3,142	$786	$3,954

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that segment earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Quarterly Adjusted EBITDA by Segment ($ millions)

Q3-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$127	$144	$22	$13	$(10)	$296
Finance (income) expense, net	(5)	2	1	—	(1)	(3)
Amortization	45	71	9	12	3	140
Equity-based compensation	—	—	—	—	5	5
Other	(7)	(2)	(3)	(1)	1	(12)
Adjusted EBITDA by segment	$160	$215	$29	$24	$(2)	$426

Q2-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$414	$548	$(8)	$45	$3	$1,002
Finance (income) expense, net	(1)	3	—	(2)	3	3
Amortization	44	78	8	12	2	144
Equity-based compensation	—	—	—	—	(1)	(1)
Other	(8)	(6)	(3)	(1)	(6)	(24)
Adjusted EBITDA by segment	$449	$623	$(3)	$54	$1	$1,124

YTD-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$1,279	$1,343	$(24)	$117	$3	$2,718
Finance (income) expense, net	—	6	2	—	(1)	7
Amortization	135	232	26	41	7	441
Equity-based compensation	—	—	—	—	(1)	(1)
Impairment charges	—	—	13	—	—	13
Other	(9)	(13)	(6)	(2)	(6)	(36)
Adjusted EBITDA by segment	$1,405	$1,568	$11	$156	$2	$3,142

Q3-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$51	$542	$(16)	$68	$(21)	$624
Finance (income) expense, net	8	1	2	(1)	1	11
Amortization	41	73	8	23	2	147
Equity-based compensation	—	—	—	—	9	9
Other	(7)	(4)	(1)	—	7	(5)
Adjusted EBITDA by segment	$93	$612	$(7)	$90	$(2)	$786

YTD-21	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	1,600	1,856	3	76	(75)	3,460
Finance expense, net	18	3	5	—	18	44
Amortization	119	216	25	64	7	431
Equity-based compensation	—	—	—	—	28	28
Other	(4)	(4)	(4)	—	3	(9)
Adjusted EBITDA by segment	$1,733	$2,071	$29	$140	$(19)	$3,954
Available liquidity
Available liquidity is the sum of our cash and short-term investments and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions)	September 30, 2022	December 31, 2021
Cash and short-term investments	$1,323	$1,568
Operating lines available (excluding newsprint operation)[1]	1,052	1,025
	2,375	2,593
Cheques issued in excess of funds on deposit	—	—
Borrowings on operating lines	—	—
Available liquidity	$2,375	$2,593
1.Excludes demand line of credit dedicated to our jointly-owned newsprint operation as West Fraser cannot draw on it.
Total debt to total capital ratio
Total debt to total capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Total Debt to Capital ($ millions)	September 30, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	33	28
Current and long-term debt	501	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	63	65
Total debt	597	595
Shareholders’ equity	7,789	7,656
Total Capital	$8,386	$8,251
Total debt to capital	7%	7%
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any interest rate swap liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and short-term investments.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	September 30, 2022	December 31, 2021
Debt
Operating loans	$—	$—
Current and long-term lease obligation	33	28
Current and long-term debt	501	501
Interest rate swaps[1]	—	1
Open letters of credit[1]	63	65
Total debt	597	595
Cash and short-term investments	(1,323)	(1,568)
Open letters of credit	(63)	(65)
Interest rate swaps	—	(1)
Cheques issued in excess of funds on deposit	—	—
Net Debt	(789)	(1,039)
Shareholders’ equity	7,789	7,656
Total Capital	$7,000	$6,617
Net debt to capital	(11%)	(16%)
1.Letters of credit facilities and the fair value of interest rate swaps are part of our bank covenants’ total debt calculation.
Expected capital expenditures

This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the upcoming year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects targeted to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.
Expected synergies from the Norbord Acquisition

This measure represents our best estimate of the expected revenue and cost synergies from integrating our operations with Norbord. Synergies are being realized from reduced corporate overhead costs, the optimization of sales and transportation, procurement savings and the sharing of operational best practices. This measure assumes we are able to realize the aforementioned anticipated revenue and cost synergies from integrating our operations with Norbord. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
Angelina	Angelina Forest Products LLC
Angelina Acquisition	Acquisition of Angelina Forest Products, LLC on December 1, 2021
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Senior Vice-President, Finance and Chief Financial Officer
CGU	Cash generating unit
COSO	Committee of Sponsoring Organizations of the Treadway Commission
Crown timber	Timber harvested from lands owned by a provincial government
CVD	Countervailing duty
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GHG	Greenhouse gas
IFRS	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America engineered wood products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-22 or Q1-21	three months ended March 31, 2022 or 2021 and for balance sheet amounts as at March 31, 2022 or 2021
Q2-22 or Q2-21	three months ended June 30, 2022 or 2021 and for balance sheet amounts as at June 30, 2022 or 2021

Q3-22 or Q3-21	three months ended September 30, 2022 or 2021 and for balance sheet amounts as at September 30, 2022 or 2021
Q4-22 or Q4-21	three months ended December 31, 2022 or 2021 and for balance sheet amounts as at December 31, 2022 or 2021
SEDAR	System for Electronic Document Analysis and Retrieval
2021 SIB	Our substantial issuer bid completed in August 2021
2022 SIB	Our substantial issuer bid completed in June 2022
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
UKP	Unbleached kraft pulp
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
YTD-21	Nine months ended September 30, 2021
YTD-22	Nine months ended September 30, 2022
Forward-Looking Statements

This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.

Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Corporate Strategy	our corporate strategy and objectives to generate strong financial results, maintain a strong balance sheet and liquidity profile, to maintain a leading cost position and to return capital to shareholders, reinvest in operations, renewable building materials, science-based targets to achieve near-term greenhouse gas reductions across all our operations
Recent Developments – Markets	impact of interest rates, housing prices, inflationary pressures on demand for lumber and OSB, and expectations regarding near, medium and longer-term core demand
B.C. Operating Plan	changes in the B.C. Operating Plan
Recent Developments – Henderson Sawmill Modernization
plans for brownfield re-development and modernization of our sawmill in Henderson, Texas, including any expectations around project timelines, capital investment, capacity, solar panel emission reduction, EBITDA impact and after-tax internal rate of return

Discussion & Analysis of Annual Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of duty rates

Business Outlook – Markets
market conditions, demand for our products over the near, medium and longer-term, impacts of interest rates, Ukraine conflict, inflationary pressures, including increases in energy prices, transportation constraints, and final AR4 and AR5 duty rates

Business Outlook – Operations
production levels, demand expectations, projected SPF and SYP lumber shipments, projected OSB shipments, operating costs, B.C. and Alberta stumpage rates and U.S. South log costs, the impact of inflationary pressures and availability constraints for labour, transportation, raw materials such as resins and chemicals, and energy; expectations as to availability of transportation services; the timing and costs of the restart of the Allendale OSB facility

Business Outlook – Norbord Integration	expected synergies from Norbord integration
Business Outlook – Cash Flows	projected cash flows from operations and available liquidity, projected capital expenditures, strategic growth opportunities, expected continuity of dividends and share repurchases

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;
•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services and the continuation of transportation constraints in Western Canada;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our ability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;

•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal and tax proceedings covering matters in the ordinary course of business activities that are subject to various uncertainties which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the risks and uncertainties described in our 2021 Annual MD&A and Q3-22 MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information

Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov/edgar.shtml.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.